Certificate of Qualifications

I,   Donald Hunter, FAusIMM, do hereby certify that:

1.  I am a consulting mining engineer with an office at 9 Wildwood Street, Kenmore Hills, Queensland, 4069, Australia.

2.  I graduated from the Royal School of Mines, Imperial College of Science & Technology, University of London, with a Bachelor of Science Degree in Mining Engineering in 1973.

3.  I am a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Institution of Materials, Metallurgy and Mining, an Associate of the Royal School of Mines, a Chartered Professional (Mining) as recognized by the AusIMM and a Chartered Engineer as recognized by the IOMMM.

4.  I have worked as a mining engineer for a total of 33 years since graduation from university.

5.  I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.  I have reviewed the Updated Preliminary Assessment of the El Boléo Copper Cobalt Project dated 31st January, 2007 (the “Preliminary Assessment”) relating to the Boléo property located in Baja California Sur, Mexico. I have been remunerated for preparing this report on the basis of a fee for services.

7.  Since July 2004 I have acted as a consulting mining engineer to Baja Mining Corporation of Vancouver, Canada in matters relating to the Boléo Project. I visited the property that is the subject of this Preliminary Assessment on three occasions; from 27th – 29th August 2004 and from 14th – 19th November 2004.  A visit from 5th – 9th February 2006 was made specifically to observe part of the underground mining trial.

8.  I am not aware of any material fact or material change with respect to the subject matter of the Preliminary Assessment that is not reflected in the Preliminary Assessment, the omission to disclose which makes the Preliminary Assessment misleading.

9.  I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10.  I have read National Instrument 43-101 and Form 43-101F1, and the Preliminary Assessment has been prepared in compliance with that instrument and form.

11.  As of the date of this certificate, to the best of my knowledge, information and belief, the Preliminary Assessment contains all scientific and technical information that is required to be disclosed to make the Preliminary Assessment not misleading.

12.  I consent to the filing of the Preliminary Assessment with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Preliminary Assessment.

Dated this 16th day of March, 2007.

/s/ Donald J.E. Hunter

Donald   J. E. Hunter